Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

April 18, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Ms. Sonia Gupta Barros, Esq.

Re:	American Realty Capital Properties, Inc. (File No. 333-172205)
Supplemental Response to Comment Letter

Dear Ms. Barros:

On behalf of American Realty Capital Properties, Inc. (the “Company”), we are submitting this supplemental letter in response to comment numbers 79 and 81 of the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated March 10, 2011 (the “Comment Letter”), with respect to the registration statement on Form S-11 filed by the Company with the Commission on February 11, 2011 (No. 333-172205) (the “Registration Statement”).

Certain of the Staff’s comments call for explanation of, or supplemental information as to, various matters relating to disclosures provided in the Registration Statement.  Responses to these comments have been provided by the Company to us and are set forth in this letter.  Additionally, accompanying this letter are the Company’s proposed revisions to the Registration Statement addressing these comments.

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter.  For the convenience of the Staff, the comments from the Comment Letter are restated in bold italics prior to the Company’s response.

79.  Please tell us and revise your filing to disclose the entity you have selected as the accounting acquirer.  Within your response, please tell us how management selected the accounting acquirer.  Please refer to paragraphs 11-15 of ASC 805-10-55.

We advise the Staff that the Company does not believe that the transfer of the membership interests in ARC Income Properties, LLC (“ARCIP”)  and ARC Income Properties, III, LLC (“ARCIP III”) to ARC Properties Operating Partnership, L.P. (the “Operating Partnership”), the Company’s operating partnership, will be accounted for as a business combination in accordance with ASC 805-10.  As a result, the guidance in ASC 805-10-55 does not apply and there is no accounting acquirer.  As discussed in more detail below, the Company believes that the transfer of such membership interests will be accounted for in accordance with the ASC 805-50, Transactions between Entities under Common Control. The Registration Statement will be revised to clarify this.

In accordance with the contribution agreement between ARC Real Estate Partners, LLC (“ARC REP”) and the Operating Partnership, all of the membership interests of ARCIP and ARCIP III will be contributed by ARC REP to the Operating Partnership in exchange for 310,000 units of limited partnership interest in the Operating Partnership.

To properly account for the transfer of the membership interests of ARCIP and ARCIP III, the Company reviewed the ownership structure of all of the entities involved in the contribution transaction, as contemplated in the Registration Statement, and concluded that in accordance with ASC 805-50-25-2, the contribution of such membership interests will qualify as a transfer of ownership between entities under common control.  In accordance with ASC 805-50-30-5:

“When accounting for a transfer of assets or exchange of shares between entities under common control, the entity that receives the net assets or the equity interests shall initially measure the recognized assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer. If the carrying amounts of the assets and liabilities transferred differ from the historical cost of the parent of the entities under common control, for example, because pushdown accounting had not been applied, then the financial statements of the receiving entity shall reflect the transferred assets and liabilities at the historical cost of the parent of the entities under common control.”

The pro forma financial information provided in the Registration Statement reflects this conclusion.

81.  It is unclear from your filing if you will account for the combination of the properties as a reorganization of entities under common control, a non-substantive merger, or using another method; please tell us and clarify in your filing which method is applicable to you.  Further, please tell us how management made that determination.  Within your response, please provide information supporting your determination, including organization charts.  Additionally, on page 24, you state that the ARC Predecessor Companies are under the common control of Nicholas S. Schorsch and William M. Kahane; please tell us how you determined that these individuals meet the definition of a control group.  We also note that on page 25, you disclose that these entities are presented based on the carryover basis of accounting as these entities are under common management by the principals of ARC.  Please tell us how you determined that common management results in carryover basis of accounting.

We advise the Staff that the Company believes the financial information of the ARC Predecessor Companies is properly presented based on the carryover basis of accounting because the transfer of the membership interests of ARCIP and ARCIP III from ARC REP to the Operating Partnership qualifies as a reorganization of entities under common control.

2

The Company assessed whether common control exists between ARC REP, the contributor of the properties, and the Operating Partnership, the entity receiving the assets and a majority owned subsidiary of the Company.  In ASC 805, “control” has the same meaning as “controlling financial interest” in ASC 810-10-15-8. A “controlling financial interest” is generally defined as ownership of a majority voting interest by one entity, directly or indirectly, of more than 50 percent of the outstanding voting shares of another entity. U.S. GAAP does not define the term “common control.”

As discussed in greater detail below, the membership interests of ARCIP and ARCIP III were transferred from an entity that was formed in 2010 that is 100% owned by the same group of members that indirectly owns 100% of the Company. Common ownership was the most important factor that was used in making the decision on how to account for these transactions.

The Registration Statement will be revised to clarify this determination.

The accounting treatment for the contribution of the membership interests of ARCIP and ARCIP III was based upon the following facts:

In June 2008, ARCIP was formed. In September 2009, ARCIP III was formed. Currently, both companies are wholly-owned by American Realty Capital Partners, LLC (“ARCP”), which was formed in September 2009.  ARCP was a wholly-owned subsidiary of American Realty Capital II, LLC (‘‘ARC II’’), the Company’s sponsor.  ARC II is owned by five members (Nicholas Schorsch, William Kahane, Brian Block, Peter Budko and Edward Weil, Jr.).

In July, 2010, ARC II assigned all of its rights, title and interests in the membership interests of ARCP, ARCIP and ARCIP III to ARC REP.  ARC REP is owned by five members (Nicholas Schorsch, William Kahane, Brian Block, Peter Budko and Edward Weil, Jr.).

In December 2010, the Company was formed to own and acquire single tenant, freestanding commercial real estate that is net leased on a medium-term basis, primarily to investment grade credit rated and other credit worthy tenants. The Company is a wholly owned subsidiary of ARC II. In addition, the Company’s management team will be as follows:

Nicholas S. Schorsch- Chairman of the Board of Directors and Chief Executive Officer
William M. Kahane - President, Chief Operating Officer and Director
Peter M. Budko- Executive Vice President and Chief Investment Officer
Brian S. Block - Executive Vice President and Chief Financial Officer
Edward M. Weil, Jr. - Executive Vice President and Secretary

3

Based upon the facts as outlined above, the Company applied the guidance outlined in ASC 805-50 which deals with transactions between entities under common control.

ASC 805-50-15-6 states that the guidance in the Transactions Between Entities Under Common Control Subsections applies to combinations between entities or businesses under common control in which an entity charters a newly formed entity and then transfers some or all of its net assets to that newly chartered entity.  If the guidance in the subsection applies, then in accordance with ASC 805-50-30-5, the Company will initially measure the recognized assets and liabilities transferred at their carrying amounts (historical cost) in the accounts of the transferring entity at the date of transfer.

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience.  Please direct any questions concerning this response to the undersigned at (212) 969-3445 or (212) 969-3735.

Yours truly,

/s/ Peter M. Fass
Peter M. Fass, Esq.

/s/ Steven L. Lichtenfeld
Steven L. Lichtenfeld, Esq.

  4

Pursuant to the formation transactions, the following have occurred or will occur substantially concurrent with the completion of this offering.

- We were formed as a Maryland corporation on December 2, 2010.
- Our operating partnership was formed as a Delaware limited partnership on January 13, 2011.
- We will sell a minimum of 5.4 million shares of our Class A Common Stock and a maximum of 8.8 million shares of our Class A Common Stock in this offering, and we will contribute the net proceeds from this offering to our operating partnership in exchange for 5.4 million OP units assuming we sell the minimum number of shares of Class A Common Stock offered in this offering, or 8.8 million OP units assuming we sell the maximum number of shares of Class A Common Stock offered in this offering.
- We will sell an aggregate of 8,000 shares of Class B Common Stock to our executive officers, who also are the members of our sponsor, at a price of $12.50 per share in a private placement and we will contribute the net proceeds to our operating partnership in exchange for 8,000 OP units.
- We and our operating partnership will then consolidate the ownership of our portfolio of properties by acquiring the indirect interests in each of the property subsidiaries through a contribution transaction. Pursuant to the contribution transaction, the contributor will contribute and exchange all of its indirect ownership interests in 29 property subsidiaries that own the entire interest in 63 properties to our operating partnership in exchange for approximately 310,000 OP units, with an aggregate value of approximately $3.9 million plus the assumption, as of December 31, 2010, of approximately $127 million of indebtedness. As required by GAAP, we have accounted for such contribution of ownership interests as a reorganization of entities under common control. As a result, the properties contributed will be recorded at carryover basis, which is cost, less accumulated depreciation and amortization; however, as of January 1, 2011, the investment value of the portfolio of our continuing properties, as determined by Butler Burgher Group, an independent third-party appraiser, was approximately $131 million. See the caption "Business and Properties — Investment Valuation of Portfolio" for a description of the methodology employed to determine this investment value.
- Our operating partnership will transfer the two TRS properties into our wholly-owned TRS.
- We will enter into a management agreement with our Manager, an acquisition and capital services agreement with ARC and an administrative support agreement with ARC.
- Each property subsidiary we acquire in the formation transactions will make certain representations and warranties in the contribution agreement. However, these representations and warranties will not, subject to certain limited exceptions, survive the closing of the formation transactions. Further, neither ARC nor the property subsidiaries being acquired in the formation transactions will provide any indemnity with respect to such representations and warranties.
- We will repay approximately $30.6 million of unsecured recourse indebtedness (together with prepayment penalties related thereto in the aggregate amount of approximately $306,000) incurred by two property subsidiaries that will be contributed to us by our contributor and that is owed to two private investment funds sponsored by ARC.
- We anticipate repaying the $82.6 million of mortgage indebtedness encumbering our 60 continuing properties leased to Citizens Bank and our two TRS properties by utilizing approximately $27.6 million of net proceeds from this offering and the proceeds of an anticipated new $55.0 million mortgage loan we will obtain secured by our 60 continuing properties leased to Citizens Bank.
- Our sponsor and Messrs. Schorsch and Kahane will be released from or indemnified by us against certain guarantees granted by them to the lenders holding the mortgage indebtedness encumbering our properties.
- At no cost to us, we will enter into a 10-year right of first offer agreement with ARC Income Properties IV, LLC, an affiliate of our sponsor, to acquire the remaining six net leased properties owned and controlled entirely by ARC and that are leased to Tractor Supply.

14

Summary Selected Financial Data

The following table sets forth summary financial and operating data on a pro forma basis for American Realty Capital Properties, Inc. and on a historical basis for American Realty Capital Properties, Inc. and the ARC Predecessor Companies.

You should read the following summary of historical and pro forma financial data in conjunction with "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," our unaudited pro forma condensed consolidated financial statements and related notes, and the combined financial statements and related notes of the ARC Predecessor Companies included elsewhere in this prospectus.

The unaudited pro forma condensed consolidated balance sheet data is presented as if this offering and the formation transactions all had occurred on the balance sheet date, and the unaudited pro forma condensed consolidated statement of operations and other data for the years ended December 31, 2010 and 2009 is presented as if this offering and the formation transactions all had occurred at the beginning of the periods presented. Our unaudited pro forma condensed consolidated financial statements are presented based on the carryover basis of accounting as required by GAAP and include the effects of the contribution of the entities included in the ARC Predecessor Companies, a combination of entities and real estate assets that are under common management by the principals of ARC.

Our unaudited pro forma condensed consolidated financial statements are presented as if the contribution of the membership interests of ARC Income Properties, LLC and ARC Income Properties III, LLC will be accounted for as a reorganization of entities under common control. As a result, we will measure the recognized assets and liabilities transferred at their historical cost at the date of transfer. All material intercompany balances have been eliminated in the unaudited pro forma consolidated financial statements. The pro forma financial information is not necessarily indicative of what our actual financial position or results of operations would have been as of and for the periods indicated, nor does it purport to represent our future financial position or results of operations.

27

person controlling or controlled by our Manager or ARC or any person providing sub-advisory services to our Manager or ARC will be liable to us, any subsidiary of ours, our directors, our stockholders or any subsidiary's stockholders or partners for acts or omissions performed in accordance with and pursuant to the management agreement or the acquisition and capital services agreement, except because of acts constituting bad faith, willful misconduct, gross negligence, or reckless disregard of their duties under the management agreement or the acquisition and capital services agreement. In addition, we have agreed to indemnify our Manager, ARC and each of their respective officers, stockholders, members, managers, directors and personnel, any person controlling or controlled by our Manager or ARC and any person providing sub-advisory services to our Manager or ARC with respect to all expenses, losses, damages, liabilities, demands, charges and claims arising from acts or omissions of our Manager or ARC not constituting bad faith, willful misconduct, gross negligence, or reckless disregard of duties, performed in good faith in accordance with and pursuant to the management agreement or the acquisition and capital services agreement.

The incentive fee payable to our Manager under the management agreement is payable quarterly and is based on our Core Earnings and therefore, may cause our Manager to select investments in more risky assets to increase its incentive compensation.

Our Manager is entitled to receive incentive compensation based upon our achievement of targeted levels of Core Earnings. In evaluating investments and other management strategies, the opportunity to earn incentive compensation based on Core Earnings may lead our Manager to place undue emphasis on the maximization of Core Earnings at the expense of other criteria, such as preservation of capital, in order to achieve higher incentive compensation. Investments with higher yield potential are generally riskier or more speculative. This could result in increased risk to the value of our investment portfolio.

The conflicts of interest policy we will adopt may not adequately address all of the conflicts of interest that may arise with respect to our investment activities and also may limit the allocation of investments to us.

In order to avoid any actual or perceived conflicts of interest with our Manager, ARC or any of the ARC parties, we will adopt a conflicts of interest policy prior to the closing of this offering to specifically address some of the conflicts relating to our investment opportunities. Although under this policy the approval of a majority of our independent directors will be required to approve (i) any purchase of our assets by any of the ARC parties and (ii) any purchase by us of any assets of any of the ARC parties, there is no assurance that this policy will be adequate to address all of the conflicts that may arise or will address such conflicts in a manner that is favorable to us. In addition, as a result of the investment opportunity allocation provisions applicable to us, other ARC Funds may in the future, participate in some of our investments. Participating investments will not be the result of arm's length negotiations and will involve potential conflicts between our interests and those of the other participating ARC Funds in obtaining favorable terms. Since our executives are also executives of ARC, the same personnel may determine the price and terms for the investments for both us and these ARC Funds and there can be no assurance that any procedural protections, such as obtaining market prices or other reliable indicators of fair market value, will prevent the consideration we pay for these investments from exceeding their fair market value or ensure that we receive terms for a particular investment opportunity that are as favorable as those available from an independent third party.

Risks Related to this Offering

The historical performance of the ARC Predecessor Companies may not be indicative of our future results or an investment in our Class A Common Stock.

We have presented in this prospectus under "Management's Discussion and Analysis of Financial Condition and Results of Operations" certain information relating to the combined historical performance of the ARC Predecessor Companies. When considering this information you should bear in mind that the combined historical results of the ARC Predecessor Companies may not be indicative of the future results that you should expect from us or any investment in our Class A Common Stock. In particular, our results could vary significantly from these combined historical results due to the fact that:

- the ownership interests in the property subsidiaries in the formation transactions are being contributed to us by the contributor at values that may be in excess of their book value and their fair market value;

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SELECTED FINANCIAL DATA

The following table sets forth summary financial and operating data on a pro forma basis for American Realty Capital Properties, Inc. and on a historical basis for American Realty Capital Properties, Inc. and the ARC Predecessor Companies.

You should read the following summary of historical and pro forma financial data in conjunction with "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," our unaudited pro forma condensed consolidated financial statements and related notes, and the combined financial statements and related notes of American Realty Capital Properties, Inc. and the ARC Predecessor Companies included elsewhere in this prospectus.

The unaudited pro forma condensed consolidated balance sheet data is presented as if this offering and the formation transactions all had occurred on the balance sheet date, and the unaudited pro forma condensed consolidated statement of operations and other data for the year ended December 31, 2010 and 2009, is presented as if this offering and the formation transactions all had occurred at the beginning of the periods presented. Our unaudited pro forma condensed consolidated financial statements are presented based on the carryover basis of accounting as required by GAAP and include the effects of the contribution of the entities included in the ARC Predecessor Companies, a combination of entities that are under common management by the principals of ARC.

Our unaudited pro forma condensed consolidated financial statements are presented as if the contribution of the membership interests of ARC Income Properties, LLC and ARC Income Properties III, LLC will be accounted for as a reorganization of entities under common control. As a result, we will measure the recognized assets and liabilities transferred at their historical cost at the date of transfer. All material intercompany balances have been eliminated in the unaudited pro forma consolidated financial statements. The pro forma financial information is not necessarily indicative of what our actual financial position or results of operations would have been as of and for the periods indicated, nor does it purport to represent our future financial position or results of operations.

68

AMERICAN REALTY CAPITAL PROPERTIES, INC. AND SUBSIDIARIES

The following unaudited pro forma Consolidated Balance Sheets and Statements of Operations of American Realty Capital Properties, Inc. ("the Company") are presented as of December 31, 2010 or 2009 and for the years ended December 31, 2010 and 2009.

The contribution of ARC Income Properties, LLC and ARC Income Properties III, LLC to the Company will occur as follows: Concurrently with the completion of this offering, ARC Real Estate Partners, LLC, an affiliate of the Company, will contribute the membership interests of ARC Income Properties, LLC and ARC Income Properties III, LLC to ARC Properties Operating Partnership, L.P., a majority owned subsidiary of the Company, in exchange for 310,000 units of limited parternship interests in ARC Properties Operating Partnership, L.P. The contribution agreement is subject to customary closing conditions, including the completion of this offering. In accordance with Accounting Standards Codification Subtopic 805-50, Business Combinations-Related Issues, the transfer of membership interests will be accounted for as a reorganization of entities under common control. As a result, the Company will initially measure the recognized assets and liabilities transferred at their carrying amounts (historical cost) in the accounts of the transferring entity at the date of transfer.

Following the completion of this contribution transactions and upon the closing of this offering:

- The Company will sell a minimum of 5.4 million shares of Class A Common Stock and a maximum of 8.8 million shares of Class A Common Stock in this offering, and contribute the net proceeds from this offering to its operating partnership in exchange for 5.4 million OP units assuming it sells the minimum number of shares of Class A Common Stock offered in this offering, or 8.8 million OP units assuming it sells the maximum number of shares of Class A Common Stock offered in this offering.
- The Company will sell an aggregate of 8,000 shares of Class B Common Stock to the Company's executive officers, who also are the members of the Company's sponsor, at a price of $12.50 per share in a private placement and contribute the net proceeds to the Company's operating partnership in exchange for 8,000 OP units.
- The Company and its operating partnership will then consolidate the ownership of its portfolio of properties by acquiring the indirect interests in each of the property subsidiaries through a contribution transaction. Pursuant to the contribution transaction, the contributor will contribute and exchange all of its indirect ownership interests in 29 property subsidiaries that own the entire interest in 63 properties to the Company's operating partnership in exchange for approximately 310,000 OP units, with an aggregate value of approximately $3.9 million plus the assumption, as of December 31, 2010, of approximately $127 million of indebtedness. The properties will be contributed at carryover basis, which is cost, less accumulated depreciation and amortization, as required by GAAP.
- The Company will repay approximately $30.6 million of unsecured recourse indebtedness (together with prepayment penalties related thereto in the aggregate amount of approximately $306,000) incurred by two property subsidiaries that will be contributed to the Company by the contributor and that is owed to two private investment funds sponsored by the Company's sponsor.
- The Company anticipates repaying $82.6 million of mortgage indebtedness encumbering 60 of its properties leased to Citizens Bank and two vacant properties by utilizing approximately $27.6 million of net proceeds from this offering and the proceeds of an anticipated new $55.0 million mortgage loan the Company will obtain secured by the 60 continuing properties leased to Citizens Bank.

The pro forma Consolidated Balance Sheets and Statements of Operations are unaudited and are not necessarily indicative of what the actual financial position or results of operations would have been had ARC Income Properties, LLC and ARC Income Properties III, LLC been contributed to the Company or other formation transactions taken place as of December 31, 2010 or 2009 or for the years ended December 31, 2010 or 2009, nor does it purport to present the future financial position of the Company.

F-39

PRO FORMA CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2010

The following unaudited pro forma Consolidated Balance Sheet is presented as if ARC Income Properties, LLC and ARC Income Properties III, LLC had been contributed to American Realty Capital Properties, Inc. ("the Company") as of December 31, 2010. This financial statement should be read in conjunction with the unaudited pro forma Consolidated Statement of Operations and the Company's historical financial statements and notes thereto in this registration statement. The pro forma Consolidated Balance Sheet is unaudited and is not necessarily indicative of what the actual financial position would have been had ARC Income Properties, LLC and ARC Income Properties III, LLC been contributed to the Company as of December 31, 2010, nor does it purport to present the future financial position of the Company.

	ARC Income Properties, LLC[1]	ARC Income Properties III, LLC[2]	Pro Forma Adjustments (Minimum)[3]	Pro Forma (Minimum)[3]	Pro Forma Adjustments (Maximum)[4]	Pro Forma (Maximum)[4]
Assets						
Real estate investments, at cost:						
Land	$ 14,435,060	$ 2,911,241	—	$ 17,346,301	—	$ 17,346,301
Buildings, fixtures and improvements	81,798,674	15,462,798	—	97,261,472	—	97,261,472
Acquired intangible lease assets	2,580,874	5,023,824	—	7,604,698	—	7,604,698
Total real estate investments, at cost	98,814,608	23,397,863	—	122,212,471	—	122,212,471
Less: accumulated depreciation and amortization	(8,948,328)	(1,060,040)	—	(10,008,368)	—	(10,008,368)
Total real estate investments, net	89,866,280	22,337,823	—	112,204,103	—	112,204,103
Cash and cash equivalents	516,303	98,129	$ 876,805[5]	1,491,237	$ 39,651,805[5]	40,266,237
Prepaid expenses and other assets	223,564	464,225	—	687,789	—	687,789
Deferred financing costs, net	1,093,128	1,172,932	(680,354)[6]	1,585,706	(680,354)[6]	1,585,706
Total assets	$ 91,699,275	$24,073,109	—	$115,968,835	—	$ 14,743,835
Liabilities and Equity						
Mortgage notes payable	$ 82,622,049	$13,850,000	(27,622,049)[7]	$ 68,850,000	(27,622,049)[7]	$ 68,850,000
Long-term notes payable	19,408,013	11,218,133	(30,626,146)[8]	—	(30,626,146)[8]	—
Accounts payable and accrued expenses	647,087	99,637	—	746,724	—	746,724
Deferred rent and other liabilities	515,809	158,111	—	673,920	—	673,920
Total liabilities	103,192,958	25,325,881	—	70,270,644	—	70,270,644
Member's deficiency	(11,493,683)	(1,252,772)	12,746,455[9]	—	12,746,455[9]	—
Preferred stock	—	—	—	—	—	—
Class A Common stock	—	—	54,000[10]	54,000	88,000[10]	88,000
Class B Common stock	—	—	80[11]	80	80[11]	80
Additional paid in capital	—	—	41,769,111[12]	41,769,111	80,510,111[12]	80,510,111
Total American Realty Capital Properties, Inc. shareholder's equity	(11,493,683)	(1,252,722)	—	41,823,191	—	80,598,191
Noncontrolling interests	—	—	3,875,000[13]	3,875,000	3,875,000[13]	3,875,000
Total liabilities and equity	$ 91,699,275	$24,073,109	—	$115,968,835	—	$154,743,835

The accompanying notes are an integral part of these pro forma statements.

F-42

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS FOR YEAR ENDED DECEMBER 31, 2010 AND THE YEAR ENDED DECEMBER 31, 2009

The following unaudited pro forma Consolidated Statements of Operations for the year ended December 31, 2010 and the year ended December 31, 2009 are presented as if ARC Income Properties, LLC and ARC Income Properties III, LLC had been contributed to American Realty Capital Properties, Inc. ("the Company") at the beginning of the periods presented. These financial statements should be read in conjunction with the unaudited pro forma Consolidated Balance Sheet and the Company's historical financial statements and notes thereto in this registration statement. The pro forma Consolidated Statements of Operations are unaudited and are not necessarily indicative of what the actual results of operations would have been had ARC Income Properties, LLC and ARC Income Properties III, LLC been contributed to the Company at the beginning of the periods presented, nor does it purport to present the future results of operations of the Company.

F-45